Subsidiaries & Variable Interest Entities

Arki (Beijing) E-Commerce Technology Corp.

America Pine (Beijing) Bio-Tech, Inc.

America Arki (Fuxin) Network Management Co. Ltd.

America Arki Network Service Beijing Co., Ltd.

America Arki (Tianjin) Capital Management Partnership

Shanghai Zhong Hui Financial Information Services Corp.